UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: June 1, 2021

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legend Biotech Announces New and Updated Data for Investigational BCMA CAR-T Ciltacabtagene Autoleucel (cilta-cel) for the Treatment of Relapsed or Refractory Multiple Myeloma at 2021 ASCO and EHA Meetings

On June 1, 2021, Legend Biotech Corporation (the “Company”) issued a press release, which is attached to this Form 6-K as Exhibit 99.1, announcing that new and updated results for ciltacabtagene autoleucel (cilta-cel), an investigational BCMA-directed CAR-T therapy for the treatment of relapsed or refractory multiple myeloma (RRMM), will be featured at the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting and at the European Hematology Association (EHA) Virtual Congress.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated June 1, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION
(Registrant)

June 1, 2021	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer